SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459
FORM 11K
ANNUAL REPORT

Pursuant to Section 11(d) of the
Securities Exchange Act of 1934

For the Plan Year Ended December 31, 2004


SEC MAIL
RECEIVED
PROCESSING
JUL 05 2005
WASH, DC
183

A. Full title of the plan and address of the plan:

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

The Fairchild Corporation
McLean, Virginia 22102

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102


05059929

Required information is presented on the attached pages.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FAIRCHILD CORPORATION PENSION
AND RETIREMENT COMMITTEE



By:________________
Robert H. Kelley
Member, Pension and Retirement Committee



Date: June 24, 2005



# Savings Plan For Employees Of The Fairchild Corporation

Financial Statements With Supplemental Information

Years Ended December 31, 2004 And 2003
With Report Of Independent Registered Public Accounting Firm

McGladrey & Pullen
Certified Public Accountants

**SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION**

**Table of Contents**

McGladrey & Pullen
Certified Public Accountants

**Report Of Independent Registered Public Accounting Firm**

To the Plan Administrator and Participants
Savings Plan for Employees of The Fairchild Corporation
McLean, Virginia

We have audited the accompanying statement of net assets available for benefits of Savings Plan for Employees of The Fairchild Corporation (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen LLP

Bethesda, Maryland
June 1, 2005

## SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

### Statements Of Net Assets Available For Benefits
### December 31, 2004 And 2003

| | 2004 | 2003 |
|---|---|---|
| Investments: | | |
| Investments at fair value: | | |
| Interest-bearing cash | $ - | $ 4,876 |
| Common/collective trusts | 29,984,396 | 29,292,183 |
| Common stocks | 38,670 | 23,130 |
| Mutual funds | 15,134,121 | 17,342,285 |
| Loans to participants | 866,154 | 1,447,247 |
| Employer securities | 538,293 | 896,861 |
| | 46,561,634 | 49,006,582 |
| Receivables: | | |
| Employee contributions | 81,337 | 53,194 |
| | 81,337 | 53,194 |
| **Total assets** | 46,642,971 | 49,059,776 |
| Liabilities: | - | - |
| **Net assets available for benefits** | $ 46,642,971 | $ 49,059,776 |

See Accompanying Notes To The Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

**Statements Of Changes In Net Assets Available For Benefits**
**Years Ended December 31, 2004 And 2003**

| | 2004 | 2003 |
|---|---|---|
| Investment income: | | |
| Net appreciation (depreciation) in fair value of investments | | |
| Investments | $ 2,506,639 | $ 6,229,165 |
| Employer securities | (226,851) | (129,630) |
| | 2,279,788 | 6,099,535 |
| Interest and dividends | 1,105,260 | 1,206,938 |
| **Total investment income** | 3,385,048 | 7,306,473 |
| Contributions: | | |
| Employee | 949,502 | 906,533 |
| Other | 28,701 | 473,055 |
| | 978,203 | 1,379,588 |
| **Total additions** | 4,363,251 | 8,686,061 |
| Deductions: | | |
| Benefits paid directly to participants | (6,721,718) | (74,478,511) |
| Administrative expenses | (58,338) | (36,991) |
| | (6,780,056) | (74,515,502) |
| **Net (decrease)** | (2,416,805) | (65,829,441) |
| Net assets available for benefits: | | |
| Beginning of year | 49,059,776 | 114,889,217 |
| End of year | $ 46,642,971 | $ 49,059,776 |

See Accompanying Notes To The Financial Statements.

## Note 1. Description of Plan; Merger of Other Plans

The following summary of the Savings Plan for Employees of The Fairchild Corporation (the Plan), formerly the Fairchild Savings and Employee Stock Ownership Plan (SESOP), which was formerly the Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP), is provided for general information purposes only. Participants should refer to the legal Plan Document for more complete information. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General - The Plan was originally adopted, effective January 1951, by the Board of Directors and shareholders of Fairchild Industries, Inc. (the Company), a wholly-owned subsidiary of The Fairchild Corporation (the Corporation), formerly Banner Industries, Inc. The term Plan Sponsor as used herein refers to either the Company or the Corporation.

Effective January 1, 1986, the Plan was amended and restated into an employee stock ownership plan as described in Section 4975(E)(7) of the Internal Revenue Code (Code), coverage was expanded to include all non-bargaining unit employees and the Plan was renamed The Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP).

Effective February 1, 1989, The Savings Plan for Employees of Fairchild Industries, Inc. (Savings Plan) was merged into the ESOP to form the SESOP.

On December 18, 1990, the Corporation adopted a restated document entitled the Savings Plan for Employees of The Fairchild Corporation. The Plan as restated was essentially a continuation of the Savings Plan.

As a result of Company acquisitions in 1999, the Plan was amended and restated, effective December 31, 1999, to reflect the merger of the Kaynar Technologies, Inc. Savings and Retirement Plan, the Amended and Restated Banner Aerospace, Inc. Profit Sharing/401(k) Plan and Trust and the Marcliff Savings Plan. As of December 31, 1999, employees ceased participation in the three merged plans and began participation in The Fairchild Plan. Assets from the three plans totaling $56,820,193 were transferred into the Savings Plan for Employees of The Fairchild Corporation on February 1, 2000.

The purpose of the Plan is to provide a vehicle for the eligible employees of the Corporation and its United States subsidiaries that have adopted the Plan (individually, the Corporation or any United States subsidiary that has adopted the Plan is referred to as a "Plan Sponsor") to save funds on a tax-advantaged basis and receive a proprietary interest in the Corporation and to assist the Plan Sponsor in attracting and retaining competent employees.

Subject to meeting the requirements for participation set forth in the Plan and described below, each eligible employee of the Corporation or any United States subsidiary of the Corporation that has adopted the Plan is entitled to participate in the Plan.

The Plan consists of two components: (1) a savings feature, that allows participants to contribute a portion of their annual compensation to the Plan through payroll deductions and to receive Plan Sponsor discretionary matching contributions on those contributions (Matching Contributions) and (2) a profit sharing feature that allows the Plan Sponsor to make contributions at the discretion of its board of directors to the accounts of eligible participants.

Participants may make their contributions on a before-tax basis in accordance with a qualified cash or deferred arrangement permitted under Section 401(k) of the Internal Revenue Code or can elect to have their contributions made under the after-tax contribution provisions of the Plan.

**Note 1. Description of Plan; Merger of Other Plans (Continued)**

Newly hired employees over age 18 are eligible for Plan participation on the first of the month following 60 days of service. Unless the employee enrolled in the plan or waived participation in the Plan, the newly eligible employee will be automatically enrolled after the first of the month upon completion of 90 days of service, and a pre-tax contribution of 3% will be withheld from the participant's eligible compensation. The contributions made to the Plan on the participant's behalf will be invested in the Stable Value Fund selected in accordance with Plan procedures established by the plan administrator. Highly compensated employees may contribute up to 13% of compensation, and non-highly compensated employees may contribute up to 20% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2002, Plan Sponsor matching contributions are discretionary and determined annually by the Board of Directors. There was no discretionary matching contribution made for the plan years 2004 and 2003. Beginning January 1, 2005, the Plan document was amended to allow for matching contributions to be made by the Plan Sponsor on behalf of each participant of the Plan in the amount equal to 50% of the sum of the participant's before-tax and after-tax contributions, up to 5% of the participant's annual compensation.

Each full-time employee of the Plan Sponsor who is not a leased employee is generally eligible to participate in the Plan.

Contributions may be made in the form of Corporation stock, cash, or other property, provided that cash will be contributed as needed to provide the Plan with sufficient funds to pay in full when due any interest and principal payments required under any and all loans (or other extensions of credit) made to the Plan and used by the Trustee to finance the acquisition of common stock issued by the Plan Sponsor.

**Note 2. Summary of Significant Accounting Policies**

Basis of Accounting - The financial statements of the Plan reflect the accrual basis of accounting. The following accounting policies were followed in determining the value of the net assets available for Plan benefits:

1. Investments are stated at fair value.

2. Distributions to participants are recorded when paid.

3. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan provides that all usual and reasonable administrative expenses of the Plan related to trustee fees, record-keeping fees and investment management fees are to be paid out of the Plan assets.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Note 2. Summary of Significant Accounting Policies (Continued)**

Administration - The Plan is administered by a committee known as the Pension and Retirement Committee (the Committee) appointed by the Board of Directors of the Corporation. The duties of the Committee include but are not limited to interpreting the Plan, issuing directions to the Trustee to pay benefits from the Plan and appointing and employing agents to assist in the administration of the Plan.

Investments - Investments are stated at fair value. Investments in marketable equity securities and debt securities traded on a national securities exchange are valued by the trustee generally at the last reported sales or bid price of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares held in bank common trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Loans to participants are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on the average cost of the respective securities. Dividends are recognized on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Employees may invest in the funds in increments of 1%. Participants may transfer their account balances in any investment fund to one or more of the other investment funds daily. The transfer must be in multiples of 1% of the account balance.

Participant Loans - Participant Loan Account - Active participants can apply for a loan at any time for any purpose. They can borrow up to 50% of their vested account balance. The maximum loan amount is $50,000; the minimum is $1,000. The maximum loan period is five years or longer for a home loan. One loan to purchase a home and two general-purpose loans can be outstanding at any time. Loans are repaid through payroll deductions. The interest paid on the loan is credited to participant's individual account. Interest rates on loans range from 5.0% to 10.5%, which is commensurate with local prevailing rates as determined by the Plan Administrator.

Vesting - The Plan's vesting schedule is as follows:

| Full Years Of Vesting Service | Percentage Vested |
|---|---|
| Less than one | 0% |
| One year | 20% |
| Two years | 40% |
| Three years | 60% |
| Four years | 80% |
| Five years or more | 100% |

Vesting service means each Plan year during which an employee has completed no less than 1,000 hours of service. Employees who were participants of the Marcliff Savings Plan prior to the merger in 1999 retain their former vesting schedule. These participants are 100% vested after three years of service.

In the event of disability or retirement under the provision of a pension plan sponsored by the Corporation, or death, matching contributions are 100% vested. The balance of a participant's before-tax and after-tax contributions are fully vested and non-forfeitable at all times.

**Note 2. Summary of Significant Accounting Policies (Continued)**

Distributions – Until the Plan year ended December 31, 2001, benefits under the Plan were distributed either in a lump sum, installment distribution, or annuity. For subsequent years, distributions are only paid as lump sum payments. Any participants who were receiving installments or annuities were able to continue receiving payments in that form. All new benefits are distributed in lump sum payments. The value of the matching contributions is fully vested upon the earlier of disability, death, attainment of age 65, or five years of service. If, prior to attaining full vesting, a participant terminates employment, the non-vested value of company matching contributions is forfeited. Forfeitures are used to reduce current matching contributions or pay plan expenses. Forfeitures were $250,068 and $141,357 in 2004 and 2003, respectively. All administrative expenses paid by the Plan in 2004 and 2003 were paid via the forfeiture account.

**Note 3. Investments**

Investments representing 5% or more of the Plan's net assets are as follows at December 31:

| | 2004 | 2003 |
|---|---|---|
| Putnam Bond Index Fund | $ 3,179,438 | $ 3,506,141 |
| Putnam Stable Value Fund | 16,138,513 | 17,954,833 |
| Putnam S&P 500 Index Fund | 10,666,445 | 7,831,209 |
| Vanguard Asset Allocation Fund | - | 5,092,676 |
| Dreyfus Emerging Leaders Fund | - | 4,207,387 |
| Putnam Investors Fund | - | 2,868,886 |
| T. Rowe Price Balanced Fund | 4,936,173 | - |
| Fidelity Diversified International Fund | 2,457,812 | - |
| MSIF Small Company Growth Portfolio | 4,257,881 | - |
| American Funds Growth Fund of America | 3,058,647 | - |
| Participant Loan Fund | 866,154 * | 1,447,247 |
| Other investments | 1,000,571 | 6,098,203 |
| | $ 46,561,634 | $ 49,006,582 |

*Represents investments less than 5% of net assets available for benefits in the respective year.

For the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,279,788 and $6,099,535 in 2004 and 2003, respectively, as described below:

| | 2004 | 2003 |
|---|---|---|
| Common/collective trusts | $ 1,117,856 | $ 2,065,753 |
| Mutual funds and common stock | 1,388,783 | 4,163,412 |
| Employer securities | (226,851) | (129,630) |
| | $ 2,279,788 | $ 6,099,535 |

**Note 4. Tax Status**

The Plan has been amended to comply with (1) various regulations and rulings issued by government agencies including the Small Business Job Protection Act, the Taxpayer Relief Act, the Community Renewal Tax Relief Act of 2000 and the Economic Growth and Tax Relief Reconciliation Act of 2001 to ensure that the Plan document complies with current administrative practice and (2) to make certain changes to plan benefits. On February 25, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, indicating that the Plan as designed and amended is in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

**Note 5. Plan Termination**

Although the Corporation has not expressed any intent to discontinue its contributions, it is free to do so at any time. In the event that such discontinuance results in the effective termination of the Plan, the Plan provides that all participants become 100% vested, and the Plan will continue in effect for the sole purpose of liquidating the participants' interest in the Plan.

**Note 6. Insurance Company Contract**

Effective January 1, 1995, the Plan adopted the provisions of Statement of Position 94-4, A Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. On December 31, 2003, the Plan's guaranteed investment contract with the Metropolitan Life Insurance Company expired. Under the contract, which was a group annuity contract, crediting interest rates were established on a calendar year basis. Crediting interest and average yield rates applicable to the contract for the year ended December 31, 2003, was 4.97%.

**Note 7. Distributions to Plan Participants in 2003**

In December 2002, the Fairchild Corporation sold certain of its assets to Alcoa, Inc. Employees who were terminated by the Corporation and employed by Alcoa, Inc., as a result of the asset sale, were fully vested in both the discretionary and matching contributions credited to their account. There were no distributions paid to former Plan participants as a result of this sale in 2002. A total of $67,116,319 was distributed as a result of the sale during the year ended December 31, 2003.

**Note 8. Risk and Uncertainties**

The Plan invests in common collective trusts, mutual funds and stocks. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

## Note 9. Plan Amendments

In October 2004, the Plan was amended, effective January 1, 2005, to increase the maximum deferral percentage for Highly Compensated Employees to 15% and to provide for an employer match equal to fifty percent (50%) of the sum of the Participant's pre-tax and after-tax participant contributions, not in excess of five percent (5%) of that portion of a participant's annual compensation, as defined by the Plan.

In August 2004, the Plan was amended, effective October 2004, to allow employees of Intersport Fashions West, a new division, to be permitted to enter the Plan with their previous service credited to them.

In May 2003, the Plan was amended to comply with certain legislative requirements.

## Note 10. Related Party Transactions

Certain plan investments are common collective trusts managed by Putnam Fiduciary Trust Company (Putnam). Putnam is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest. No fees were paid by the Plan to Putnam for investment management services for the year ended December 31, 2004.

## Note 11. Delinquent Participant Contributions

During the year ended December 31, 2004, the Plan had $6,875 of contributions and $1,423 of loan repayments that were not remitted in the time frame prescribed by the Department of Labor's Rules and Regulations. On March 11, 2005, the Company made corrective contributions representing lost earnings of $625 to the Plan.

## Note 12. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

| | | 2004 | | 2003 |
|---|---|---|---|---|
| Net assets available for benefits per the financial statements | $ | **46,642,971** | $ | 49,059,776 |
| Deemed distributions | | **(182,853)** | | - |
| **Net assets available for benefits per the Form 5500** | $ | **46,460,118** | $ | 49,059,776 |

The following is a reconciliation of interest and dividend income per the financial statements for the year ended December 31, 2004, to the Form 5500:

| | | |
|---|---|---|
| Interest and dividend income per the financial statements | $ | 1,105,260 |
| Accrued interest on deemed distributions | | (7,825) |
| Miscellaneous variance | | (29) |
| **Interest and dividend income per the Form 5500** | $ | 1,097,406 |

**Note 12. Form 5500 Reconciliation (Continued)**

The following is a reconciliation of distributions per the financial statements for the year ended December 31, 2004, to the Form 5500:

| | | |
|---|---|---|
| Distributions per the financial statements | $ | 6,721,718 |
| Deemed distributions | | 174,999 |
| **Distributions per the Form 5500** | $ | 6,896,717 |

# SUPPLEMENTAL SCHEDULES

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

**Schedule Of Delinquent Participant Contributions**
**Form 5500 - Schedule H, Line 4a**
**Year Ended December 31, 2004**

**Employer Identification Number: 54-1794337**
**Plan Number: 014**

| Participant Contributions and Loan Repayments Transferred Late to Plan | Total That Constitutes Non-Exempt Prohibited Transactions |
| --- | --- |
| $8,298 | $8,298 |

See Accompanying Report Of Independent Registered Public Accounting Firm.

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

**Schedule Of Assets (Held At End Of Year )**
**Form 5500 - Schedule H, Item 4i**
**December 31, 2004**

**Employer Identification Number: 54-1794337**
**Plan Number: 014**

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value | Shares | (d) Cost** | (d) Current Value |
|---|---|---|---|---|---|
| * | Putnam Bond Index Fund | Common/collective trust | 226,456 | | $ 3,179,438 |
| * | Putnam Stable Value Fund | Common/collective trust | 16,138,513 | | 16,138,513 |
| * | Putnam S&P 500 Index Fund | Common/collective trust | 347,102 | | 10,666,445 |
| | American Funds Growth Fund | Mutual fund | 112,326 | | 3,058,647 |
| | MSIF Small Company Growth | Mutual fund | 340,631 | | 4,257,881 |
| | Fidelity Diversified International | Mutual fund | 85,817 | | 2,457,812 |
| | T. Rowe Price Balanced Fund | Mutual fund | 250,567 | | 4,936,173 |
| | Goldman Sachs Small Cap Value | Mutual fund | 8,232 | | 351,273 |
| | T. Rowe Price Equity Income | Mutual fund | 2,720 | | 72,335 |
| * | Participant Loan | Participant Loans (5.0%-10.5%) | | | 866,154 |
| * | Fairchild Corporation Stock | Employer securities-common shares | 145,879 | | 538,293 |
| | Global Sources Ltd. Stock Fund | Common stock | 3,084 | | 38,670 |
| | | | | | $ 46,561,634 |

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant directed investments

See Accompanying Report Of Independent Registered Public Accounting Firm.

McGladrey & Pullen
Certified Public Accountants

**Exhibit 23**

McGladrey & Pullen, LLP
6701 Democracy Blvd., Ste. 600
Bethesda, MD 20817-7520
O 301.897.0257 F 301.897.2020
www.mcgladrey.com

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Fairchild Corporation
Savings Plan for the Employees of the Fairchild Corporation

We consent to the incorporation by reference in Registration Statement No. 333-97703, and on Form S-8 of the Fairchild Corporation, of our report, dated June 1, 2005, relating to the statements of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, which report appears in the December 31, 2004 Form 11-K of the Savings Plan for Employees of the Fairchild Corporation.

McGladrey & Pullen, LLP

Bethesda, Maryland
June 1, 2005



**KPMG LLP**
1660 International Drive
McLean, VA 22102

**Exhibit 23.2**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors
The Fairchild Corporation:

We consent to incorporation by reference in the previously filed registration statements (Nos. 33-38302, 333-49779, 333-62037, 333-97703, 333-82828, 333-16821, 333-70387, 333-70673, and 333-54158) on Form S-8 of The Fairchild Corporation of our report dated June 22, 2004, relating to the statement of net assets available for benefits of the Savings Plan for the Employees of The Fairchild Corporation as of December 31, 2003 and the related statement of changes in net assets available for benefits the year ended December 31, 2003, which report appears in the December 31, 2004 Form 11-K of the Savings Plan for Employees of The Fairchild Corporation.

KPMG LLP
McLean, VA
June 22, 2005



**KPMG LLP**
1660 International Drive
McLean, VA 22102

## Report of Independent Registered Accounting Firm

The Plan Administrator
Savings Plan for the Employees of The Fairchild Corporation:

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for the Employees of The Fairchild Corporation (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of The Fairchild Corporation as of December 31, 2003, and the changes in net assets available for benefits of the for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

McLean, VA
June 22, 2004